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                   Form 12b-25. - Notification of Late Filing

                                   Form 12b-25


                                                  SEC File Number 0-16886
                                                  CUSIP Number: 816618 10 2


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  (Check One):

[ ] Form 10-K and Form 10-KSB      [ ] Form 11-K          [ ] Form 20-F
            [XX] Form 10-Q and Form 10-QSB        [ ] Form N-SAR

For Period Ended:       March 31, 2000


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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the  Notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  All Items.
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         -----------------------------------------------------------------------

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PART 1--REGISTRANT INFORMATION

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     Semele Group Inc.
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     Full Name of Registrant

     N/A
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     Former Name, if Applicable

     200 Nyala Farms
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     Address of Principal Executive Office (Street and Number)

     Westport, Connecticut 06880
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     City, State and Zip


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Form 12b-25
Page Two



PART II--RULES 12b-25 (b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[XX] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K,
20-F, 10-Q, 10-QSB or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant requires additional time to prepare a complete and accurate accounting of the quarter ended March 31, 2000. This is due to delays caused by staffing turnover. The Registrant expects to file the 10-Q within the extension period.


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PART IV--OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification.

    Michael J. Butterfield                 617                     854-5846
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             (Name)                    (Area Code)            (Telephone Number)


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Form 12b-25
Page Three



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

       If the answer is no, identify report(s).
                                                     [X] Yes       [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                     [X] Yes       [ ] No

       If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made. See attachment.



                                SEMELE GROUP INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 15, 2000                               By:/s/ Michael J. Butterfield
      ------------                                  ----------------------------
                                                 Treasurer of Semele Group Inc.
                                                 (Duly Authorized Officer)



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                            ATTACHMENT to Form 12b-25



PART IV--OTHER INFORMATION

Estimate of March 31, 2000 results compared to actual March 31, 1999 results:

                                               2000                 1999
                                             ESTIMATE              ACTUAL
                                         ---------------      ----------------
Total income                             $     1,021,000      $        463,661
Total expenses                                 2,360,000               937,647
Net loss                                       1,339,000               473,986

     Total income for the three months ended March 31, 2000 increased from the three months ended March 31, 1999 due to the Company's investment in Equis II Corporation ("Equis II") which occurred on December 22, 1999. The Company accounts for its investment in Equis II using the equity method of accounting and estimates net income from this investment to be approximately $606,000 for the three months ended March 31, 2000.

     Total expenses for the three months ended March 31, 2000 increased from the three months ended March 31, 1999 due to interest expense incurred in connection with indebtedness related to the Company's investment in Equis II. The Company financed the investment by issuing purchase-money notes totaling $19,586,000 to the selling Equis II stockholders. In connection with the transaction, the Company also acquired a Special Beneficiary interest in four Delaware Business Trusts financed by issuing a non-recourse purchase-money note for $9,652,500. Interest expense incurred related to these investments amounted to approximately $468,000 during the three months ended March 31, 2000. In addition, the Company recorded amortization expense of approximately $723,000 pertaining to its investment in Equis II for the three months ended March 31, 2000. Total professional fees and general and administrative expenses also increased during 2000, resulting principally from the Company's recent investment activities.